

December 16, 2011

Via E-mail
David Rosenberg
President
chatAND, Inc.
321 West 44th Street
New York, NY 10036

   Re: chatAND, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed November 22, 2011
     File No. 333-176651

Dear Mr. Rosenberg:

  We have reviewed your amended registration statement and response letter dated November 22, 2011 and have the following comments. References to prior comments relate to our letter to you dated September 30, 2011.

General

1. As requested in prior comment 1, please provide us with your detailed analysis as to why you believe that the issuance of the outstanding senior secured notes and related warrants is complete and that the resale offering is a separate transaction.

2. We re-issue prior comment 2, in part. You are publicly offering the warrants underlying the units, as well as the underlying shares, and those offers and sales must be registered. Please revise throughout to remove the suggestion that you are not registering the offer and sale of the warrants that are components of the units. As an example, without limitation, on page 55, you state, "While the warrants in the Company offer are not being registered hereunder, the shares of Common Stock underlying the warrants are being registered on this prospectus."

3. Further explain the basis for how you plan to account for warrants included in the units being sold in this prospectus. You indicate in response to prior comment 3 that the warrant contract requires settlement in shares and would be considered equity. Provide the detailed analysis of your conclusion. As part of your response, address how you considered the guidance in ASC 815-40-25-11 through 25-16. For example, it appears from Exhibit 10.16 that you have an obligation to maintain the effectiveness of the registration statement covering the warrant shares. The warrants may need to be classified as a liability due to those requirements. The classification issue may impact the presentation of the capitalization table in the initial registration statement and the dilution

information in the initial registration statement that is required by Regulation S-K Item 506.

4.   Your response to prior comment 12, suggests that your do not intend to keep the prospectus current to allow the exercise of the warrants, throughout their stated five-year term. In your response letter please clarify your intentions in this respect and explain how the actions you propose will conform to the requirements of Section 5 of the Securities Act. We note that sales of the units will be accompanied by the offering of the shares underlying the warrants and that once commenced, the offering of the underlying shares will continue throughout the term of the warrants. To the extent you do not plan to have a current prospectus throughout the term of the warrants, ensure that you provide prominent disclosure about the term for which the warrants are expected to be exercisable and include risk factor disclosure. Also, consider whether a reference to a five-year warrant term is appropriate as your apparent intent is to keep the prospectus for warrant exercise current for a shorter period. The meaningful term of the warrants would appear to be the period for which they are potentially exercisable in conformity with the Securities Act.

5.   With respect to prior comments 17 and 23 we note that you retain the discretion not to file a Form 8-A.   As such, we are not persuaded that the risk that you will not have a registered class of securities is immaterial. Please provide a more detailed analysis supporting your apparent conclusion to the contrary or file a Form 8-A concurrently with your next amendment.

Outside Cover Page

Calculation of Registration Fee

6.   We re-issue prior comment 4, in part. The components of the units should be listed in the fee table. Revise to separately list the warrants that are offered as part of the units.

Inside Front Cover Page

7.   The bold-face type at the forefront of the cover page, which indicates that you are offering 42,750,000 shares of common stock does not appear to clearly and concisely describe or introduce investors to the current offering. Please revise to disclose in bold-face type at the outset that the company is offering units, each consisting of one share of common stock and one-half of a common stock purchase warrant, on a 12.5 million unit minimum, 20 million unit maximum basis. Immediately thereafter, in a similar format present the 12.75 million shares in the resale offering. On a third bold-face line refer to the company's offering of up to 10 million shares of common stock underlying the up to 10 million warrants in the units.

8.   We re-issue prior comment 7. Your disclosure on page 49 in the Plan of Distribution section continues to include language that selling shareholders may sell the shares at "fixed or negotiated prices."

9.   As requested in prior comment 9, please explain how the offerings will terminate; clarify your statement that you may have additional closings "thereafter from time to time during the offering period." Ensure that your disclosure is revised throughout.

Cautionary Note Regarding Forward-Looking Statements, page 1

10.   Please relocate the introductory information at the top of page 1 regarding forward-looking statements so that it appears after the risk factors section. Refer to Item 503 of Regulation S-K and Rule 421(d) of Regulation C.

Prospectus Summary, page 3

11.   As requested in prior comment 13, revise the summary to disclose prominently, near the beginning of this section, that you have not generated any revenues to date. Please provide a more detailed discussion of the developmental status of your product and/or service offerings, your anticipated timeframe for completion, and any material costs associated with each step of your expected timeframe and ensure that your disclosure is revised throughout to appropriately describe the current status of your proposed product offering. As an example only, we note your risk factor disclosure on page 7, under the caption beginning, "The success of our business is dependent on the retention of our clients and their purchase of services…" suggests that you currently have customers.

12.   We note your added disclosures on page 3 and 4 in response to prior comment 13. Rather than using defined terms, use concise works or phrases that convey the meaning of terms currently included in quotation marks, such as "ALPHA" and your reference to "back end" administrative panel. Avoid the use of a specialized vocabulary that you create for your filing and instead use concise descriptive text to explain your business and its status in a readily accessible manner.

Risk Factors

"If we are not competitive in the markets for online sales, marketing and customer service solutions …," page 7

13.   In light of your response to prior comment 28, please ensure that your risk factor disclosure under this caption is revised accordingly.

"Our services are subject to a number of other laws and regulations," page 13

14.   This risk factor caption, as well as others throughout the risk factor section, do not

adequately describe the risk posed to investors by each uncertainty or condition you have identified. Please revise throughout. As examples only, we not the following risk factor captions:

- "Our reputation depends, in part, on factors which are partially or entirely outside of our control," page 13;
- "We are dependent on the continued growth and acceptance of the Internet as a medium for commerce, and the related expansion of the Internet infrastructure," page 14;
- "We will depend on the continued viability of the infrastructure of the Internet," page 14;
- "There has been no prior public market for the Company's shares," page 15.

We do not expect a public trading market to commence for the Warrants being issued in the Company Offering, page 19

15.   Revise the risk factor caption to describe the ensuing risk to investors that results from the risk you have identified. Clarify your statement in the ensuing paragraph, "Accordingly, the stockholders will be required to exercise the Warrants." Further, this risk factor caption and ensuing disclosure does not appear to alert investors that in order for the warrants issued in connection with the units to be exercisable, there must be a current prospectus in place. As previously requested in prior comment 18, disclose in a separate risk factor that investors may not be able to exercise their warrants at a time when it would be economically beneficial to do so. In your response to prior comment 12, you state that you "have added a risk factor to note that if the Prospectus is not kept current, the stockholders will be required to utilize Rule 144 for any resale to the extent available"; however, except for warrant shares that will be acquired by control persons, Rule 144 does not appear pertinent.

16.   You state that "there is no assurance that the Company will keep such Registration Statement effective for a period of one year, or that the Company will, during such period or thereafter, be providing current public information within the meaning of Rule 144." Given that Rule 144 establishes the scope of the term "underwriter" and that you will be conducting a primary offering of the shares underlying the warrants, it is unclear why a reference to Rule 144 is necessary or that the reference is clear, concise or understandable. Please advise or remove the suggestion that Rule 144 somehow relates to the exercise of the warrants.

Market Opportunity, page 26

17.   Your disclosure continues to include references to third-party reports, such as the Pew Internet survey, discussed on page 26. Please provide us with the relevant portions of such report. In addition, supplementally provide us supporting materials for the market data statistical information contained in the business section. Please clearly mark each

source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Technology, page 28

18.   As requested in prior comment 29, clarify your reference to "scalable" in your statement, "ChatAND support expects to its clients through a secure, scalable server infrastructure." You indicate that in North America, the primary servers "are anticipated" to be hosted in a fully-secured, top-tier, third-party server center and will be supported by a top-tier backup server facility. Tell us and disclose whether you have taken any steps to establish an agreement with a third-party facility center to have your primary servers hosted by a top-tier backup server facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash requirements and capital expenditures, page 35

19.   You state that you are currently budgeting capital expenditures of $15,000 per quarter until the first funding is completed. Elsewhere, you state that you are projecting operating costs of approximately $45,000 per month until sales start. State the minimum amount of capital you believe will be needed to fund anticipated operations for a period of 12 months from the date of the prospectus. To the extent the proceeds of this offering will not be sufficient to provide the capital needed for that 12-month period, state the deficiency and discuss your plans to address that deficiency. Ensure that the uncertainty as to whether you will have sufficient capital to fund planned operations for a minimum of 12 months following the date of the prospectus is addressed in quantitative terms here and in your risk factor disclosure.

Directors, Executive Officers, and Corporate Governance, page 37

20.   You identify two directors who are not listed on the signature page of the registration statement. Please confirm that these individuals will become directors and sign the registration statement prior to the effective date, or ensure that you file consents from each individual. Refer to Rule 438 under the Securities Act.

Certain Relationships and Related Transactions, page 41

21.   We re-issue prior comment 35. Your statement, "Pursuant to the Securities Purchase Agreement with the holders of the Senior Secured Notes, the shares are being held in escrow, and will be released to Messrs. Lebor and Rosenberg..." is unclear. Clarify whether Messrs. Lebor and Rosenberg are the holders of the Senior Secured Notes and explain the terms of the Securities Purchase Agreement and the extent to which the company's and investors' obligations under that agreement have not yet been performed.

Alternatively, include an appropriate cross reference to where this information can be located in your prospectus.

22.   Further, include a discussion in your risk factor disclosure, alerting investors that you may not achieve the targets and performance standards set forth in the registration rights agreement; and if not met, your affiliates will have an opportunity surrender their stock in ChatAND, Inc. in exchange for a 60% interest in chatAND Tech, LLC. Explain the consequences to the company and its potential investors in tangible terms.

23.   As requested in prior comment 37, expand to discuss the material rights and obligations of the company and the note holders under the notes, or advise. Clarify the reference to the "majority of the Senior Secured Note Holders."

24.   You state that you have assigned all of your intellectual property rights to your wholly owned subsidiary, chatAND Tech, LLC, a Nevada limited liability company. Revise to describe, here and elsewhere as applicable, including management's discussion and analysis section, what chatAND Tech, LLC does and how its assets, liabilities, and activities relate to the total activities and assets and liabilities of chatAND, Inc.

25.   We re-issue prior comment 38. Your disclosure continues to include a statement that "there were no material transactions … in which the amount involved exceeds 120,000." Item 404(d)(l) requires disclosure of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Revise accordingly.

Selling Stockholders, page 44

26.   You state that your "failure to satisfy the deadlines set forth in the registration rights agreements may subject us to payment of certain monetary penalties pursuant to the terms of the registration rights agreements." Clarify the deadlines you are referring to or include an appropriate cross-reference to where this information can be located in your prospectus. Discuss the monetary penalties that will result in your failure to satisfy the deadlines.

27.   Your disclosure continues to include a statement on the bottom of page 44 that the shares of common stock being offered by the selling shareholders do not take into account any limitations on or conditions to the issuance of the shares of common stock being registered; clarify the limitations and conditions you refer to or include an appropriate cross-reference to where this can be located in your prospectus. Your response should refer us to the specific sections of the governing instrument that imposes the conditions to issuance that you reference.

Financial Statements

September 30, 2011 (Unaudited)

Notes to Financial Statements (Unaudited)

Note 3. Senior Convertible Debentures, page F-26

28.   We note the disclosure added in response to prior comment 45 that you amortized the full amount associated with the warrants immediately. Tell us why the discount resulting from allocating a portion of the proceeds to the warrants was not amortized over the life of the Debentures. Refer to ASC 470-20-25 and ASC 835-30-35-2.

29.   As previously requested in prior comment 45, tell us what consideration you gave to separately accounting for any embedded derivatives related to your senior secured debentures and related warrants. In this regard, tell how the full-ratchet anti-dilution protection and the conversion price of the debentures and the exercise price of the warrants being subject to adjustment were considered in your analysis. As part of your response, address what consideration was given to the guidance in ASC 815-40-25-26 through 25-28.

Note 5. Stockholders' Equity

Escrow shares, page F-28

30.   As previously requested in prior comment 47, revise to disclose your accounting for the escrowed shares. In addition, please clarify your statement on page F-14 that the escrow shares will be accounted for when issued.

Signatures, page

31.   We re-issue prior comment 48. Revise to include below the statement, "Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated" the signatures of the person(s) in the following capacities: the principal financial officer and the controller or principal accounting officer.

Exhibit 5.1

32.   We note that counsel's opinion includes a statement that "this opinion is to be used only in connection with the offer and sale of the Units while the Registration Statement is in effect"; however, the opinion must also relate to the shares of common stock to be offered and sold by the selling shareholders, as well as the shares of common stock

underlying the warrants included in the units. Revise accordingly and ensure that the legality opinion is dated.

33.   We note that counsel has limited its opinion to Nevada statutory law, the Private Corporations Law of the State of Nevada. Please ask counsel to revise to include all applicable judicial and regulatory determinations as well. Further, we note that counsel has included the assumption: "Insofar as the enforceability of the Warrants included in the Units may be governed by the laws of other states, we have assumed that such laws are identical in all respects to the laws of the State of New York." Please provide us with your analysis as to whether Nevada law is applicable law in the enforceability opinion as it relates to warrants. In your response letter, please also explain why the laws of any states other than New York and Nevada would bear on the determinations concerning the enforceability of the warrants.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Samuel M. Krieger, Esq.